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MANICOUAGAN MINERALS INC.
Suite 405, 133 Richmond Street West
Toronto, Ontario
M5H 2L3
(416) 542 – 3980

News Release

MANICOUAGAN REPORTS SIGNIFICANT RHODIUM CONCENTRATIONS OF UP TO 1 GRAM PER TONNE FROM TRENCHES ON ITS MOUCHALAGANE PROPERTY

SUPPL

DRILLING TO COMMENCE IN MID JUNE, 2007

TORONTO, May 24, 2007 - Manicouagan Minerals Inc. (TSXV – MAM) announced today significant concentrations of rhodium (Rh) and ruthenium (Ru) in a select number of samples from the Company's Mouchalagane Nickel-Copper-PGE property which were re-assayed for the suite of Platinum Group Elements (PGE) which in addition to rhodium (Rh) and ruthenium (Ru) include osmium (Os), iridium (Ir), platinum (Pt), palladium (Pd). Samples were also assayed for rhenium (Re) and gold (Au).

These samples, the results for which are tabulated below, consist of channel samples from the Bob Showing which returned outstanding nickel, copper, palladium and platinum results, as previously reported on February 13, 2007 and December 7, 2006. Sample locations, complete assay results as well as property and detailed trench maps and complete assay results are available on the Company's website at www.manicouaganminerals.com.

Analyte Symbol Symbol units*		Os (ppb)	Ir (ppb)	Ru (ppb)	Rh (ppb)	Pt (ppb)	Pd (ppb)	Au (ppb)	Re (ppb)
105419**		49	94.5	401	439	3320	21100	204	258
105432**		102	226	858	714	3250	18400	228	67
105434**		156	300	1150	1010	3090	17100	236	80
105476***			351	2310	874	1420	18500	273	8
105486***			204	2630	597	1590	14300	198	6

**1000 ppb (parts per billion) = 1 gram per tonne*
***Analysis by Ni-FINA*
****Analysis by Ni-FAMS*

In addition to significant palladium (Pd) and platinum (Pt) concentrations sample 105434 contains 1010 ppb rhodium (Rh) and 1150 ppb ruthenium (Ru). Concentrations of 1000 ppb are equivalent to 1 gram per tonne. Of the platinum group metals rhodium (Rh) is by far the most highly valued at US$6,225.00 per troy ounce (Johnson Matthey base price at 8 am GMT, May 23, 2007). Recently,

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prices for both platinum (Pt) and palladium (Pd) have also seen significant price increases. There are approximately 31.10 grams in one troy ounce.

Joseph Baylis, President and CEO, stated: *"We are extremely encouraged by the results we continue to receive from the Mouchalagane property. The presence of significant concentrations of rhodium, in addition to the high concentrations of nickel, copper, platinum and palladium that we have obtained highlight for us the significance of this discovery. We are eager to start drilling."*

As previously reported on December 7, 2006, the Bob Showing is directly associated with two, east striking short strike length EM conductors which in themselves constitute attractive drill targets. Most significantly a strong first priority east striking 400 metre long EM conductor is situated just 200 metres south of the Bob showing and a number of other conductors of similar strike length exist within the grid area.

Field work on the project is expected to commence in late May with the construction of a base camp near the project area. Diamond drilling services will be provided by Heath and Sherwood Drilling of Kirkland Lake with helicopter services provided by Abitibi Helicopters of Val d'Or. A minimum 15 hole, 2,000 metre diamond drilling program is planned to test the Bob Showing and other targets of interest and drilling should commence on or about June 15, 2007.

The existing property grid will be expanded by an additional 70 line km to provide control for line cutting and prospecting services provided by Ressources Manicor. The expanded grid area will cover an area of known airborne conductors that were identified by the airborne THEM survey that was purchased by Manicouagan from SOQUEM in early 2006. (see MAM Press Release dated April 18, 2006) Ground geophysical surveys over the expanded grid area are planned for the late summer of 2007.

Exploration programs are being carried out under the supervision of Rod Thomas, Vice President – Exploration of the Company. Mr. Thomas, a professional geologist, has reviewed and verified the technical content of this press release on behalf of Manicouagan Minerals and is a "Qualified Person" as defined in National Instrument 43-101. PGE determinations provided in the table above were made using two different techniques which employed a common nickel sulphide (NiS) fire assay preparation procedure but used a different analytical technique due to differences in prepared sample size. In both cases the NiS fire assay yields a nickel sulphide button which is dissolved in concentrated HCl and the resulting residue which contains all the PGE and Au are collected on a filter paper. This residue either undergoes 2 irradiations and 3 separate counts to measure all the PGE and Au if by neutron activation (Ni-FINA) or alternatively the residue is dissolved and analyzed by ICP/MS using a Perkin Elmer Sciex Elan 6100 or 9000 if by mass spectrometry (Ni-FAMS). Analytical services are provided by Activation Laboratories of Ancaster, Ontario a full

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description of the laboratories analytical procedures may be viewed on their website at www.actlabsint.com.

Manicouagan Minerals Inc. is a Canadian based exploration company with a diversified portfolio of properties. The Company currently holds four base metal projects located in Saskatchewan and Quebec, on which exploration programs are ongoing.

Additional information about Manicouagan Minerals and its exploration projects can be found at www.manicouaganminerals.com.

For further information contact:

Joseph Baylis, President and Chief Executive Officer
(416) 542-3980
investorrelations@manicouaganminerals.com

The TSXV has not reviewed this news release and does not accept responsibility for the adequacy or accuracy of this news release. The TSXV has neither approved nor disapproved the contents of this news release.

All statements other than statements of historical fact, included in this release, including, without limitation, statements regarding potential mineralization and reserves, exploration results, and future plans and objectives of the Company, are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations are exploration risks detailed herein and from time to time in the filings made by the Company with securities regulators

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